List of Subsidiaries

Global Immune Technologies, Inc. has the following subsidiaries:

•	MedPri Limited, an English and Wales corporation, doing business as iCardia Healthcare Corp.

•	Primedical International, Inc., a Delaware corporation, doing business as iCardia Healthcare Corp.

•	iCardia Healthcare Corp., a Delaware corporation, doing business under its corporate name

Exhibit 21
Page 1 of 1 Pages